Divakar Gupta + 1 212 479 6474 dgupta@cooley.com	VIA EDGAR

March 15, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Tara Harkins
Ms. Kate Tillan Ms. Margaret Schwartz Ms. Laura Crotty

Re:	Finch Therapeutics Group, Inc.
Registration Statement on Form S-1 Submitted February 26, 2021 File No. 333-253622

Ladies and Gentlemen:

On behalf of our client, Finch Therapeutics Group, Inc. (the “Company”), we are responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 4, 2021 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-1 (File No. 333-253622) (the “Registration Statement”). The Company is concurrently publicly filing its Amendment No. 1 to the Registration Statement on Form S-1 ( “Amendment No. 1”), which reflects changes made in response to the comment contained in the Comment Letter as specified below.

Registration Statement on Form S-1, Filed February 26, 2021

Summary Consolidated Financial Data, page 11

1.

We note that you present $143.2 million of total convertible preferred stock within your consolidated balance sheet table as of December 31, 2020. Please reconcile this to the $233.1 million of total preferred stock outstanding as of December 31, 2020 within your consolidated balance sheet presented on page F-3.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised its disclosure on page 12 of Amendment No. 1.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

March 15, 2021

Please direct any questions or comments concerning Amendment No. 1 or this response letter to either the undersigned at +1 212 479 6474, Ryan S. Sansom at +1 617 937 2335 or Courtney T. Thorne at +1 617 937 2318.

Very truly yours,

/s/ Divakar Gupta

Divakar Gupta

cc:	Joseph D. Vittiglio, Finch Therapeutics Group, Inc.
Ryan S. Sansom, Cooley LLP Courtney T. Thorne, Cooley LLP Edwin M. O’Connor, Goodwin Procter LLP Seo Salimi, Goodwin Procter LLP

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com